[COMMUNITY CHOICE FINANCIAL INC. LETTERHEAD]

October 11, 2011

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, DC  20549

Attention:	Michael R. Clampitt, Senior Counsel
Gregory Dundas, Attorney-Advisor
John Nolan, Senior Assistant Chief Accountant
Michael Volley, Staff Accountant

Re:	Community Choice Financial Inc.
Registration Statement on Form S-1
Filed August 23, 2011
File No. 333-176434

Ladies and Gentlemen:

The following sets forth the responses of Community Choice Financial Inc., an Ohio corporation (the “Company”, “we”, “us” and “our”), to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 16, 2011 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on August 23, 2011 (the “Registration Statement”).  For your convenience, we have included the Staff’s comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment. Unless otherwise indicated, page references included in the body of the Company’s responses are to Amendment No. 1 to the Registration Statement (the “Amendment”).

General

1.                                       Please revise to disclose, as soon as practicable, all information that is not permitted to be omitted from the registration statement at the time of effectiveness.  Note that we will need time to review this information prior to accelerating the effectiveness of the registration statement.

Response:  The Company confirms to the Staff that prior to requesting the acceleration of effectiveness of the Registration Statement, the Company will file a pre-effective amendment to the Registration Statement that will include all required information other than information that may be omitted at the time of effectiveness.

Prospectus Summary, page 1
Overview, page 1

2.                                       Please revise to disclose the origination of the business and the operation during the past five years.  Disclose how many of the stores have been open for at least 1 year and disclose for both June 30, 2011 and December 31, 2010, for those stores open at least 1 year, the year-over-year average revenue growth per store.

Response: The Company has revised the disclosure to provide the requested information.  See pages 2, 11 and 113 of the Amendment.

3.                                       Revise the last paragraph to disclose the total assets, stockholders’ equity and tangible equity at June 30, 2011.

Response: The Company has revised the disclosure to provide the requested information.  See page 2 of the Amendment.

Recent Acquisition, page 5

4.                                       Revise to disclose the amount of the dividend, the amount of the bonuses, the amount of debt retired and the interest rate thereon as well as who received the dividend and bonuses.

Response: The Company has revised the disclosure to provide the requested information.  See page 5 of the Amendment.

Industry Overview, page 6

5.                                       You describe the company as “one of the largest operators” in your industry, and the industry as “highly fragmented.”  Please revise to provide as much texture as possible to these descriptions in order to clarify your place in the industry.  For example, you could state the number of companies that have more than one hundred stores or more than 500 stores.  You could also indicate the extent to which the number of small or large operators has increased in recent years.  Rough quantities would be adequate if precise numbers are not available.

Response: The Company has revised the disclosure in response to the Staff’s comment.  See page 7 of the Amendment.  With respect to the Staff’s comment regarding the Company’s status as “one of the largest operators” in its industry, please see the text of the Industry and Market Data and Performance Data section, which has now been moved to page i of the Amendment, for a description of how the Company gauges its relative size in the industry.

Our Strengths, page 7

6.                                       You make several direct comparisons with your competitors.  For example, you state that your stores typically have five to seven teller stations, which “we believe is substantially more than our competitors typically offer.”  Be sure that all such comparisons are stated clearly and accurately.  For example, is this comparison being made against substantially all your competitors, or only a subset thereof?  Revise as necessary.

Response: The Company has revised the disclosure to remove references to competitors or to clarify the comparisons.  See pages 7 and 8 of the Amendment.

7.                                       You state on page 8 that you have not exited any markets as a result of regulatory changes.  Revise to note, however, that you stopped offering short-term loans to members of the US military because of Department of Defense regulations.

Response: The Company has revised the disclosure to provide the requested disclosure.  See page 9 of the Amendment.

Our Equity Sponsor, page 11

8.                                       Please revise to define the term “sponsor.”  Alternatively, delete this term throughout the document.

Response: The Company has revised the disclosure to delete the term “sponsor” throughout the Amendment in response to the Staff’s comment.

Summary Historical Consolidated Financial Data, page 13

9.                                       We note that your calculation of EBITDA includes an adjustment for goodwill impairment charges in 2008 and does not start with net income.  As such, the non-GAAP measure should not be characterized as EBITDA.  When you do not start with net income or include an adjustment that is not included in the definition of EBITDA as set forth in Item 10(e) of Regulation S-K, please revise the title of the non-GAAP measure to clearly identify the earnings measure being used and all adjustments.  Refer to section 103.01 of the Division’s Compliance & Disclosure Interpretations on the use of non-GAAP measures available on our website at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Response: The Company has revised the disclosure to begin the calculation of EBITDA with net income and to remove the adjustment for goodwill impairment from the calculation of EBITDA.  See page 15 of the Amendment.

10.                                 We note that your calculation of adjusted EBITDA excludes charges that require cash settlement.  Please revise to eliminate the use of adjusted EBITDA, to rename your measure using a name that is not a liquidity measure, or to not eliminate cash charges.  Refer to Item 10(e) of Regulation S-K.

Response: Item 10(e)(1)(ii)(A) of Regulation S-K prohibits issuers from excluding charges that require cash settlement from non-GAAP liquidity measures included in filings with the Commission.  However, as discussed on pages 15, 19 and 20 of the Amendment, the Company uses Adjusted EBITDA (and EBITDA) as a measure of operating performance, and therefore reconciles such non-GAAP measures to net income consistent with the guidance provided in the Division’s Non-GAAP

Financial Measures, Compliance & Disclosure Interpretations, Section 103.02.  Accordingly, the Company believes that its presentation of Adjusted EBITDA is not prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K.

The Company acknowledges the Staff’s comment that it should rename “Adjusted EBITDA” so that it does not use a name that is a liquidity measure.  As noted above, the Company uses Adjusted EBITDA as a measure of operating performance, and not as a liquidity measure.  In the above referenced Section 103.02, the Staff acknowledged that EBITDA can be used as a performance measure.  Additionally, the Company notes that many other issuers use “adjusted EBITDA” as a performance measures while utilizing the term “EBITDA” in the name of such measures.  Accordingly, the Company respectfully requests that it be permitted to continue to use the term “Adjusted EBITDA”.

11.                                 Please revise to provide a reconciliation of net income to adjusted net income.  Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response: In the initial filing of the Registration Statement, what the Company had termed “adjusted net income” was “net income (loss) attributable to controlling interests”, which is a GAAP financial measure.  As noted above in response to comment 10, the Company has revised the Registration Statement to reconcile EBITDA to net income.  Additionally, the Company has revised the disclosure in the Amendment to remove references to “adjusted net income” and instead use the term “net income (loss) attributable to controlling interests”.

Risk Factors

Covenants in our debt agreements …, page 30

12.                                 Several of the items listed appear to need reconciliation with other risks presented.  For example, the second bullet indicates restrictions on issuance of preferred stock, while the risk factor on page 38 discloses preferred stock could be issued without shareholder approval.  The fourth bullet indicates restrictions on redeeming debt, yet the Use of Proceeds section suggests that debt might be repaid.  In this regard, revise each bullet, as appropriate, to disclose the circumstances of the restrictions, such as when can debt be repaid, when preferred can be issued, or alternately disclose when debt cannot be repaid and when preferred cannot be issued.

Response: While the agreements governing the Company’s existing debt generally restrict the Company from taking certain actions, these agreements also contain certain exceptions to such restrictions.  Accordingly, the Company has revised the disclosure to note that the restrictions are subject to customary exceptions.  The Company has also revised the disclosure in the risk factor regarding the issuance of preferred stock, noting that such repayment is subject to certain restrictions, and under Use of Proceeds, eliminating the reference to the repayment of debt.  See pages 31, 32, 40 and 44 of the Amendment.

13.                                 Revise the last paragraph to disclose what the leverage ratio was at June 30, 2011 and tell us in your response the amounts used in the calculation.

Response: The Company has revised the disclosure to indicate the leverage ratio at June 30, 2011, which was 3.5 to 1.  See page 32 of the Amendment.  At such date, the Company had a pro forma adjusted EBITDA of $101,837,779 for the twelve-month period ended June 30, 2011 and total indebtedness less excess cash of $360,116,000, which amounts were used in the calculation of the Company’s leverage ratio.

Risks Related to this offering …, page 35

14.                                 Revise to add a risk for the highly leveraged balance sheet and disclose the negative tangible capital and the amount of debt at June 30, 2011.

Response: The Company has revised the disclosure to add a new risk factor, which discloses the negative tangible capital and the amount of debt at June 30, 2011.  See page 31 of the Amendment.

Industry and Market Data and Performance Data, page 41

15.                                 Please move this discussion to the forepart of the prospectus.

Response: The Company has revised the disclosure to move the section entitled “Industry and Market Data and Performance Data” to the forepart of the prospectus.  See page i of the Amendment.

Use of proceeds, page 43

16.                                 Revise to state that there are no plans, arrangements, or understandings to repay debt or make any acquisitions or disclose as applicable.  In this regard, revise to disclose the amount of debt to be repaid or delete any reference to repaying debt.

Response: The Company has revised the disclosure to eliminate language regarding the repayment of debt.  See page 44 of the Amendment.  If, prior to effectiveness, the Company determines that it will use a portion of the proceeds from the offering for the repayment of debt, the Company will include disclosure regarding the amount of debt to be repaid and all other information required by Item 504 of Regulation S-K.

Unaudited Pro Forma Consolidated Financial Information, page 53

17.                                 Please revise to disclose a pro forma balance sheet as of December 31, 2010 and explanatory notes.  Refer to Rule 11-02(b)(1) of Regulation S-X.

Response: Pursuant to Rule 11-02(c) of Regulation S-X, a pro forma balance sheet need not be presented if the transactions are already reflected in the most recently presented balance sheet.  All of the transactions, including the Company’s recent acquisitions, that would otherwise be required to be presented on a pro forma balance sheet are currently reflected in the balance sheet as of June 30, 2011.

Accordingly, the Company respectfully submits to the Staff that a pro forma balance sheet as of December 31, 2010 is not required to be presented.

18.                                 Please revise to present pro forma basic and diluted earnings per share on the face of the pro forma consolidated statements of income.

Response: The Company has included placeholders for pro forma basic and diluted earnings per share.  See pages 55 and 57 of the Amendment.  The Company will provide the requested information when a price range for the offering is available and such calculations can be performed.

Notes to Unaudited Pro Forma Consolidated Statement of Income for the Year Ended December 31, 2010, page 55

19.                                 Please revise to not eliminate the $0.6 million in expenses related to a potential acquisition as discussed in note (a) since this cost was not directly related to the transaction included in pro forma information.

Response: The Company has revised the disclosure to clarify that the expenses related to the previous owner and would not continue to be incurred under Company ownership.  See page 56 of the Amendment.

20.                                 Please revise to not eliminate the management fees paid during 2010 and related tax impact as discussed in note (f) from the face of the pro forma income statement or tell us how they are directly related to the transaction.

Response: The Company respectfully advises the Staff that the management fees discussed in note (f) will not continue after the offering and are thus directly affected by the initial public offering. Accordingly, the Company believes that the adjustment to eliminate such fees from the pro forma income statement is appropriate.

Upon consummation of the offering, the management agreement will automatically terminate and a termination fee will be payable by the Company.  Because the amount of the fee depends on the timing of the consummation of the offering and the Company’s EBITDA for the twelve month period prior to such termination, the Company will include a charge in the pro forma income statement for such fee in a pre-effective amendment to the Registration Statement.

Notes to Unaudited Pro Forma Consolidated Statement of Income for the Six Months Ended June 30, 2011, page 57

21.                                Your explanation for note (a) appears to infer that you are expensing items that were not previously expensed.  However, the adjustment is reducing expenses.  Please tell us in detail the nature of the change in accounting policy and revise to clarify your disclosure.  Also, tell us why you do not have a similar adjustment in the pro forma income statement for the year ended December 31, 2010.

Response: The Company respectfully advises the Staff that the expense is the provision that CCCS Corporate Holdings, Inc. (“CCCS”) recorded prior to the combination of CCCS and CheckSmart Financial Holdings Corp. (“CheckSmart”) to conform to CheckSmart’s policy that such expenses be recorded immediately.  This one-time provision to net bad debt reflects the expense that was incurred by CCCS in the period from January 1, 2011 to April 28, 2011 to expense all returned checks and receivables from customers in accordance with the policies in place at the Company (formerly Checksmart).  The adjustment in the pro forma income statement is necessary to remove this additional provision, which was directly affected by the acquisition of CCCS by the Company.  The pro forma income statement for the year ended December 31, 2010 did not include a similar charge because the effect of the CCCS policy over the entire fiscal year would have approximated the effect of the policies of the Company over the same period.

22.                                 Please provide us a breakdown of the $16.8 million of transaction fees eliminated in note (b) and explain how each item is non-recurring and directly related to the transaction.  Also, reconcile the amount of transaction fees eliminated versus the transaction expense of $8.7 million presented in the Community Choice Financial Inc. income statement for the six months ended June 30, 2011.

Response: The Company has revised the disclosure to provide the requested disclosure.  See page 58 of the Amendment.

23.                                 Please revise to not eliminate the goodwill and trademark impairment charges discussed in note (d).  Refer to Rule 11.02(c)(4) of Regulation S-X.

Response: The Company has eliminated the goodwill and trademark impairment charges discussed in note (d) pursuant to the instructions to Rule 11.02(c)(6) of Regulation S-X, which require the Company to assume that the transaction was consummated at the beginning of each period presented.  Accordingly, the Company respectfully submits that there would be no impairment charge during the six month period ended June 30, 2011 for purposes of the pro forma income statement because the new lower amount of goodwill and trademark fair value determined as of the acquisition date of April 29, 2011 was presumed to have been recorded at January 1, 2011.

24.                                 Please revise to not eliminate the management fees paid during 2011 and related tax impact discussed in note (h) from the face of the pro forma income statement or tell us how they are directly related to the transaction.

Response: The Company respectfully advises the Staff that the management fees discussed in note (h) will not continue after the offering and are thus directly affected by the initial public offering. Accordingly, the Company believes that adjustment to eliminate such fees from the pro forma income statement is appropriate.  There will be a termination fee that must be paid at the time of an initial public offering.  This fee will be quantified once the timeframe is known.

Upon consummation of the offering, the management agreement will automatically terminate and a termination fee will be payable by the Company.  Because the amount of the fee depends on the timing of the consummation of the offering and the Company’s EBITDA for the twelve month period prior to such termination, the Company will include a charge in the pro forma income statement for such fee in a pre-effective amendment to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

25.                                 Please revise to provide qualitative and quantitative information regarding how you modify loans.  Specifically discuss the types of modifications you employ, how modifications impact the delinquency status of a loan, how you treat modifications in your allowance for loan loss methodology and if you pool modified loans with non-modified loans in measuring impairment under ASC 450-20.

Response: The Company has revised the disclosure to provide the requested information.  See page 63 of the Amendment.

Collections, page 103

26.                                 Revise to discuss whether, and if so, how you take action to perfect and act on the security interests that you take in the vehicles used as collateral for title loans.

Response: The Company has revised the disclosure to provide the requested information.  See pages 104 and 105 of the Amendment.

Relationships with Key Vendors, page 105

27.                                 Please file as exhibits each of the agreements disclosed or tell us why they are not required to be filed.

Response: The Company does not believe that any of the contracts with these vendors is a material agreement that is required to be filed as an exhibit to the Registration Statement.  Item 601(b)(10)(ii)(B) of Regulation S-K defines a material contract as “[a]ny contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

None of the agreements disclosed in the section entitled “Relationships with Key Vendors” accounted for more than 10% of the Company’s total revenue for the six months ended June 30, 2011, or the years ended December 31, 2010, 2009 and 2008.  Each of these agreements is of a type that ordinarily accompanies the kind of business conducted by the Company and has been entered into in the ordinary course of business.  Furthermore, the Company believes that it can generally find suitable alternatives for all of these agreements.  In addition, the Company notes that the Insight Agreements have an initial term of only five years.  Therefore, the Company does not consider itself to be “substantially dependent” upon any of these agreements.

Accordingly, the Company respectfully advises the Staff that no single contract described in the section entitled “Relationships with Key Vendors” represents a material contract as defined in Item

601(b)(10)(ii)(B) of Regulation S-K, and therefore no single contract is required to be filed as an exhibit to the Registration Statement.

Executive Officers and Directors, page 113

28.                                 In discussing the particular experience and qualifications of directors, please revise to avoid nearly identical, boilerplate statements and instead provide disclosure that is particular to each individual.  Refer to Item 401(e) of Regulation S-K.

The Company has revised the disclosure to provide information that is particular to each individual.  See pages 115 and 116 of the Amendment.

29.                                 You state at the bottom of page 120 that compensation is based to a considerable extent on information regarding peer institutions.  Please revise to identify the members of the peer group used in this process.

Response:  Although the Company discloses at the bottom of page 121 of the Amendment that it does generally review competitive market compensation information for public financial services companies and other public and private companies comparable to the Company in terms of both revenue and market capitalization, the Company also discloses that it does “not specifically benchmark [its] compensation levels against a defined peer group” but instead considers “competitive market pay data” to allow its “decision-makers to obtain a general understanding of current compensation practices.”  This position is consistent with the Division’s Regulation S-K, Compliance & Disclosure Interpretations, Section 118.05, and no compensation decision made for 2010 for the named executive officers was materially influenced by such review.  Instead, the Company discloses at the top of page 122 of the Amendment and highlights in bullet-point format the most important factors influencing the Company’s decisions with respect to compensation elements and levels for the named executive officers.  In light of the Company’s existing disclosure, the Company respectfully submits to the Staff that, pursuant to the above referenced Section 118.05 and Instruction 1 to Item 402(b) of Regulation S-K, disclosure of the companies whose data was reviewed during 2009 or 2010 is not “material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers”.

Our Compensation Practices, page 120

30.                                 At the bottom of page 123, you state that each of the three relevant NEOs is eligible to receive performance-based incentive awards based in part on the achievement of “certain milestones” by certain dates.  However, your discussion of those “milestones” on the following page appears to reflect a number of broad-based performance factors rather than specific achievable events or objectives.  Please revise to clarify.

Response:  The Company has revised the disclosure in response to the Staff’s comment to clarify its use of milestones in determining payouts for the three relevant named executive officers with respect to their performance-based incentive awards for 2010.  See pages 124 and 125 of the Amendment.

31.                                 At the bottom of page 125 you state that the compensation committee and the board of directors may modify or terminate the annual cash incentive program at any time, yet at the top of the page you state that this program has been incorporated into employment agreements with the executive officers.  Please revise to clarify.

Response:  The Company has revised the disclosure in response to the Staff’s comment to eliminate the statement that the Compensation Committee and the board of directors may modify or terminate the annual cash incentive program at any time.  Although the Company believes that it would be able to work with the named executive officers from time to time to modify the annual cash incentive program, it acknowledges that it cannot do so unilaterally and would have to revise the employment agreements to do so.  See page 127 of the Amendment.

Employment Agreements, page 130

32.                                 Please file the employment agreements as exhibits to the registration statement.

Response:  The Company has filed the employment agreements as exhibits to the Amendment.

Principal and Selling Shareholders, page 137

33.                                 Revise to add footnotes and name therein all individual natural persons who have or share voting and/or investment power.

Response:  The Company confirms that it will provide the requested information in a future amendment to the Registration Statement.

Certain relationships …, page 138

34.                                 File the Advisory Services and Monitoring Agreement as an exhibit.  In addition, if any fees are or will be due under this agreement, revise to disclose in the Summary section in the forepart of the prospectus.

Response:  The Company has filed the Advisory Services and Monitoring Agreement as an exhibit to the Amendment.  In addition, the Company has revised the Registration Statement to disclose that a termination fee will become due under this agreement upon the consummation of the initial public offering.  See page 12 of the Amendment.

35.                                 Noting the related party transactions on page F-49, revise to disclose here or advise why such disclosure is not required.  In addition, file the management agreement (second paragraph in Note 3 on F-49) as an exhibit.

Response:  The Company respectfully notes that the related party transactions disclosed on page F-49 of the Registration Statement have either already been disclosed in the section entitled “Certain Relationships and Related-Party Transactions” of the Registration Statement or fall below the $120,000 threshold set forth in Item 404 of Regulation S-K requiring disclosure of related party transactions.  The Company therefore respectfully advises the Staff that no additional disclosure in the section entitled “Certain Relationships and Related-Party Transactions” is required.  Additionally, the Company notes that the management agreement described in the second paragraph in Note 3 on page F-49 was entered into in connection with a transaction that falls below the $120,000 threshold.  In light of the immaterial nature of this related party transaction, the Company respectfully submits that it is unnecessary to file the management agreement as an exhibit to the Registration Statement.

Underwriting, page 153

36.                                 Please revise to state that the selling shareholders may be underwriters.

Response:  The Company does not believe that the selling shareholders may be underwriters in connection with the proposed sale of their common shares pursuant to the Registration Statement.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” In the Division’s Securities Act Rules, Compliance & Disclosure Interpretations, Section 612.09, the Staff addressed the question of whether “a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer.” The Staff articulated the factors to be considered in determining whether an offering by selling shareholders is on behalf of an issuer, stating: “Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company’s view that the selling shareholders are not statutory underwriters is based upon the following:

How long the shares have been held. The common shares have been held by the selling shareholders since the formation of the Company in April 2011, in connection with the acquisition of CCCS by the Company’s predecessor, CheckSmart.  Prior to the formation of the Company (the “Formation”), the selling shareholders held the respective securities of either CheckSmart or CCCS and assumed the full market risk relating to ownership of its respective securities during the entire period following their initial acquisition of securities of either CheckSmart or CCCS.  The Company’s two largest shareholders, Diamond Castle Holdings (“Diamond Castle”) and Golden Gate Capital Investment (“Golden Gate”), acquired interests in CheckSmart and CCCS in April 2006 and October 2006, respectively.  The selling officers and directors of the Company (the “Management Sellers”) have similarly held their shares of CheckSmart for significant periods prior to the Formation.  Certain other selling shareholders, including certain holders of CCCS interests prior to the Formation (the “CCCS Sellers”) and certain trusts who hold the Company’s shares (the “Selling Trusts”), have also held their respective securities in CheckSmart and CCCS for significant periods prior to the Formation.  Such lengthy holding periods involved clearly exposed the selling shareholders to the risk of owning such securities and indicate that the securities were not acquired “with a view to distribution”.

The circumstances under which the shares were acquired. As noted above, the selling shareholders received their shares of the Company in April 2011.  Prior to the formation of the Company, none of the selling shareholders acquired securities of either CheckSmart or CCCS with a view to distribution.  In particular, Diamond Castle, Golden Gate, the CCCS Sellers and the Selling Trusts acquired the respective securities in CheckSmart and CCCS for investment purposes and not with a view to distribution, as evidenced by the length of time that such shareholders have held the securities.  The Management Sellers acquired their shares under certain management equity incentive plans to compensate and incentivize them and not for capital-raising purposes.

The relationship to the Company. Each of the selling shareholders is acting on its own behalf in connection with the sale of its respective shares of the Company.  Moreover, Diamond Castle and Golden Gate have designated directors to the Company’s board of directors, evidencing actions consistent with those of long-term significant investors rather than underwriters.  The Management Sellers are clearly officers and directors of the Company, rather than underwriters.

The amount of shares involved. While it has yet to be determined the exact number of shares to be sold by the selling shareholders, the Company anticipates that each of the selling shareholders will continue to hold a significant portion of their pre-offering shares in the Company after the consummation of the offering, which remaining interests will be subject to restrictions on transfer after the offering pursuant to certain lock-up agreements that the selling shareholders have entered into, which actions are not typical of underwriters of a public offering.

The business of underwriting securities. None of the selling shareholders is in the business of underwriting securities.  Diamond Castle and Golden Gate are primarily in the business of investing in companies.  Although each of these firms has at time acquired securities of companies and sold them at a later date, such sales have been consistent with the investment orientation of their operations and do not constitute underwriting activities.  None of the CCCS Sellers, the Selling Trusts or the Management Sellers is now, or has ever been, engaged in the business of selling securities.

A conduit of the Company. Each of the selling shareholders is acting on its own behalf in connection with the sale of its respective shares of the Company.  Furthermore, the Company will not receive any proceeds, either directly or indirectly, from the sale of the shares by the selling shareholders.  In fact, the Company will be issuing and selling its own shares in the offering.

For the reasons stated above, the Company advises the Staff that the selling shareholders will not be underwriters as defined under the Securities Act.

Community Choice Financial Inc. December 31, 2010 Financial Statements

Consolidated Statements of Cash Flows, page F-6

37.                                 Please revise to adjust your net income, not net income attributable to continuing operations, to net cash provided by operating activities.  Please make similar revisions to your interim statements of cash flows.  Refer to ASC 230-10-45-28.

Response: The Company has revised the disclosure to provide the requested information.  See pages F-6 and F-39 of the Amendment.

38.                                 Please revise to present financing fees and costs in the operating section or tell us why you believe it is appropriate to present these cash flows in the financing section.  Please provide supporting accounting guidance for your position.  Please make similar revisions to your interim statements of cash flows.

Response: The Company has revised the disclosure to provide the requested information.  The Company notes that it has renamed the line item “Deferred financing fees” to “Debt issuance costs” on the statements of cash flows to eliminate confusion in accordance with ASC 230-10-45-15.  See pages F-6 and F-39 of the Amendment.

Note 1.  Nature of Business and Ownership and Significant Accounting Policies

Revenue Recognition, page F-10

39.                                 You disclose that you do not provide an allowance for anticipated returned checks and that you recorded a provision for loss of $3 million for returned checks during 2010.  Please tell us how you determined that an accrual for losses related to returned checks was not appropriate considering the guidance in ASC 450 or revise to provide an allowance for losses on returned checks at each period ended presented.

Response: The Company does not have an allowance for uncollectible checks as it writes-off the entire check as soon as it is returned.  Should the Company collect on the check, it is included in collections, which is included in the net returns line item on the income statement.  The amount which is subject to returns is minimal as it represents items that have not been returned that have been deposited or are in transit to the bank.  The Company has calculated such amount at June 30, 2011 and December 31, 2010 to be $46,000 and $25,000, respectively.  Accordingly, the Company respectfully advises the Staff that the income statement effect of such checks is immaterial.

Finance Receivables, page F-10

40.                                 Please revise to describe the risk characteristics of each loan portfolio segment.  Refer to 310-10-50-11B(a)(2) for guidance.

Response: The Company has revised the disclosure to provide the requested information.  See pages F-10 and F-42 of the Amendment.

Community Choice Financial Inc. June 30, 2011 Financial Statements

Note 2.  Finance Receivables, Credit Quality Information and Allowance for Loan Losses, page F-47

41.                                 Please revise to disclose your past due finance receivables by portfolio segment.  Refer to 310-10-50-7A.  To the extent you disclose delinquent payroll advances or consumer loans, please explain why these loans have not been charged-off considering your disclosure that you charge these loans off once they become past due.

Response: The Company has revised the disclosure to provide the requested information.  See pages F-19 and F-50 of the Amendment.

Note 4.  Goodwill and Other Intangible Assets, page F-50

42.                                 You disclose that financial statement goodwill will be reduced as the tax benefits related to taxable goodwill are recognized.  Please provide us an accounting analysis that identifies the specific accounting guidance that supports the reduction of goodwill and discusses all the relevant facts and circumstances related to the transaction.

Response: The Company respectfully notes to the Staff that at the time of the 2006 acquisition of CheckSmart by Diamond Castle, the relevant accounting guidance for the accounting treatment of “Component 2” goodwill were paragraphs 262 and 263 of FAS 109.  As a result of the 2006 acquisition of Checksmart by Diamond Castle, the Company’s tax basis goodwill exceeded the amount recorded for financial reporting purposes.  The following is the paragraph prior to the issuance of FAS 141(R) and ASC 805 that would have been in effect at the time of the business combination:

“Amortization of goodwill is deductible for tax purposes in some tax jurisdictions. In those tax jurisdictions, the reported amount of goodwill and the tax basis of goodwill are each separated into two components as of the combination date for purposes of deferred tax calculations. The first component of each equals the lesser of (a) goodwill for financial reporting or (b) tax-deductible goodwill. The second component of each equals the remainder of each, that is, (1) the remainder, if any, of goodwill for financial reporting or (2) the remainder, if any, of tax-deductible goodwill. Any difference that arises between the book and tax basis of that first component of goodwill in future years is a temporary difference for which a deferred tax liability or asset is recognized based on the requirements of this Statement. No deferred taxes are recognized for the second component of goodwill. If that second component is an excess of tax-deductible goodwill over the reported amount of goodwill, the tax benefit for that excess is recognized when realized on the tax return, and that tax benefit is applied first to reduce to zero the goodwill related to that acquisition, second to reduce to zero other noncurrent intangible assets related to that acquisition, and third to reduce income tax expense.”

As noted above, the accounting for deferred income taxes prohibited immediate recognition of a deferred tax asset created by the excess of the Company’s tax deductible goodwill over the Company’s financial reporting goodwill.  The recognition of the tax benefits were required to be recognized when the excess tax deductible goodwill was amortized and deducted on the Company’s income tax return.  Tax deductible goodwill is amortized over a 15-year period beginning from the date of acquisition.  The benefit for the tax deduction for the amortization expense is recognized consistent with the initial recognition of an acquired tax benefit, which requires the amount to be applied as a reduction of goodwill.  This guidance should continue to be followed, even after the issuance of ASC 805, with respect to any remaining unrecognized tax benefits from an excess of tax basis goodwill over financial reporting goodwill, which the Company has done.

Note 9.  Business Combinations, page F-53

43.                                 Please tell us in detail how you determined the total consideration transferred related to the CCCS acquisition.

Response: April 29, 2011, the Company acquired CCCS.  As part of the transaction, Checksmart Financial Holdings Corporation merged into a subsidiary of the Company and Checksmart Financial Holdings Corporation’s existing stockholders received a predetermined number of the Company’s shares as consideration for the merger.  CCCS’s stockholders also contributed their stock to the Company in exchange for a predetermined number of Company shares. The Company retained the services of an outside firm to perform a valuation of the fair value of the transaction.  The following steps were taken to arrive at the fair value of the consideration transferred to CCCS:

•                  The fair value of the Company’s equity (fully diluted for options) was calculated in order to arrive at the per share fair value as of the transaction date.

•                  CCCS’s equity consideration was then determined based on the shares issued to CCCS’s former stockholders as consideration in the transaction, multiplied by the fair value of the Company’s equity calculated on a per share basis.

To calculate the fair value for the acquisition of CCCS, the Company utilized a discounted cash flow model and a guideline company method.  The discounted cash flow analysis requires the Company to make various judgments, estimates and assumptions, many of which are interdependent, about future revenues, operating margins, growth rates, capital expenditures, working capital and discount rates. The starting point for the assumptions used in the Company’s discounted cash flow analysis was the long-range financial forecast prepared in anticipation of the transaction. The process that the Company undertook to prepare the long-range financial forecast takes into consideration a multitude of factors, including historical growth rates and operating performance, related industry trends, macroeconomic conditions, and marketplace data, among others. Assumptions are also made for perpetual growth rates for periods beyond the long-range financial forecast period. The Company’s estimates of fair value are sensitive to changes in all of these variables, certain of which relate to broader macroeconomic conditions outside the Company’s control.  When preparing the financial forecast, the Company considered the assumptions that would be utilized by market participants.  The market approach analysis includes applying multiples, based on comparable public companies, to certain operating metrics of the Company.  The Company generally utilizes multiples of revenue, EBITDA, and EBIT.

The Company weighed the results of the discounted cash flow model more heavily than the market approach because the discounted cash flow model is specific to the Company’s business and long-term projections.  Management has applied what it believes to be the most appropriate valuation methodology for its acquisition analysis for CCCS.

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We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please contact the undersigned at (614) 798-5900.

Sincerely,

/s/ Michael Durbin

Michael Durbin
Chief Financial Officer of Community Choice Financial Inc.

cc:	Christopher M. Kelly, Esq. (Jones Day)
Michael J. Solecki, Esq. (Jones Day)
Craig F. Arcella, Esq. (Cravath, Swaine & Moore LLP)